Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

dated August 13, 2024

Relating to

Preliminary Prospectus Supplement

dated August 13, 2024 and

Prospectus dated June 7, 2024

Registration No. 333-280024-01

KITE REALTY GROUP, L.P.

Pricing Term Sheet

$350 million 4.950% Senior Notes due 2031

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement dated August 13, 2024 (the “Preliminary Prospectus Supplement”) of Kite Realty Group, L.P. (“we,” “our,” or “us”) and the accompanying prospectus dated June 7, 2024 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kite Realty Group, L.P.

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (stable) / BBB (stable) / BBB (positive)

Securities Offered:	4.950% Senior Notes due 2031

Security Type:	Senior Unsecured Notes

Possible Future Guarantee:	As set forth in the Preliminary Prospectus Supplement

Pricing Date:	August 13, 2024

Settlement Date:	August 15, 2024 (T+2). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled closing date for this offering will be required, by virtue of the fact that the Notes will initially settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

Stated Maturity Date:	December 15, 2031

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2024

Principal Amount:	$350 million

Public Offering Price:	99.328% of the Principal Amount, plus accrued interest, if any, from August 15, 2024, if settlement occurs after such date

Benchmark Treasury:	4.125% due July 31, 2031

Benchmark Treasury Price / Yield:	102-10+ / 3.742%

Spread to Benchmark Treasury:	+132 basis points

Yield to Maturity:	5.062%

Coupon:	4.950% per year

Optional Redemption:	Prior to October 15, 2031 (two (2) months prior to the Stated Maturity Date) (the “Par Call Date”), make whole redemption at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points, plus accrued and unpaid interest. On or after the Par Call Date, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

CUSIP / ISIN:	49803X AF0 / US49803XAF06

Joint Book-Running Managers:

Wells Fargo Securities, LLC

BofA Securities, Inc.

U.S. Bancorp Investments, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Regions Securities LLC

TD Securities (USA) LLC

Senior Co-Managers:	KeyBanc Capital Markets Inc. Scotia Capital (USA) Inc. Truist Securities, Inc.

Co-Managers:	Capital One Securities, Inc. Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or the United Kingdom.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you make a decision to invest, you should read the registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322, or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.